SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission File Number 0-16163

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Acxiom Corporation

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Acxiom Corporation

1 Information Way

Little Rock, AR 72202

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005	3

Notes to Financial Statements	4

Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005	9

Signatures page	10

Exhibit Index	11

Exhibit 23.1	12

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas

June 23, 2006

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Cash	$35,532	—
Investments, at fair value:
Acxiom Corporation common stock	72,852,982	85,390,879
Participant brokerage accounts	1,167,548	866,875
Mutual funds	166,112,187	137,945,888
Common collective trust funds	24,636,031	20,960,329
Participant notes receivable	5,555,017	4,688,578
Total investments	270,323,765	249,852,549
Net assets available for benefits	$270,359,297	249,852,549

See accompanying notes to financial statements.

2

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

December 31, 2005 and 2004

Additions to net assets attributed to:
Investment income (loss):
Dividends	$7,863,494
Interest	351,913
Accrued interest on deemed distributed loans	1,489
Net depreciation in fair value of investments	(3,780,461)
4,436,435
Contributions:
Participants	19,755,212
Employer, net of $1,040,547 of forfeitures	5,542,414
Net assets transferred from other plans	6,631,913
31,929,539
Total additions	36,365,974
Deductions from net assets attributed to:
Plan expenses	(24,216)
Benefits paid to participants and beneficiaries	(15,835,010)
Total deductions	(15,859,226)
Net increase in net assets available for benefits	20,506,748
Net assets available for benefits, beginning of year	249,852,549
Net assets available for benefits, end of year	$270,359,297
See accompanying notes to financial statements.

3

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Plan Description

The following description of the Acxiom Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement (the Agreement) for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution Plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (Acxiom, the Company, or the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

The Plan includes a 401(k) provision whereby each non-highly compensated participant may defer up to 30% of annual compensation not to exceed limits determined under Section 415(c) of the Internal Revenue Code (IRC). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 6% of annual compensation.

Effective March 1, 2004, the Plan provides a discretionary matching contribution of 50% of deferrals for deferrals up to 6% (maximum matching contribution of 3%). Prior to March 1, 2004, the discretionary matching contribution was 25% for deferrals up to 6% (maximum matching contribution of 1.5%).

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company’s matching contributions are made with Acxiom common stock and are recorded based on the fair value of the common stock at the date contributed. During the years ended December 31, 2005 and 2004 the Company contributed 319,302 and 228,488 shares, respectively, of Acxiom common stock. Immediately upon deposit into the Plan, the match shares are 100% diversifiable, at the election of the participant, among the other investment options with the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses. Allocations of income/losses are made according to formulas specified in the Agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(d)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the date of the loan plus 2%. The interest rates on outstanding participant loans at December 31, 2005 and 2004 range from 6% to 11.5%, with maturity dates ranging to September 2015.

(e)	Vesting

Participants are immediately vested in their voluntary contributions and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of Company contributions are forfeited as of an employee’s termination date and are used to reduce future Company matching contributions or to pay Plan expenses.

At December 31, 2005 and 2004, forfeited nonvested accounts totaled $34,974 and $854,378, respectively. These accounts will be used to reduce future Employer contributions. During 2005 $360,117 of participants’ accounts were forfeited and Employer contributions were reduced by $1,040,547 from forfeited nonvested accounts. During 2005 the forfeiture account balance was decreased by $104,429 on the fair market value of the investments held in the account.

(f)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of 21 mutual funds and two common collective trust funds currently offered by T. Rowe Price Investment Services, Inc. (T. Rowe Price) (note 4) or the Acxiom common stock fund. In addition, participants have the option to open a self-directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds.

The Plan’s investment in the T. Rowe Price Stable Value Fund (the Fund), a common trust fund, holds substantial investments in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The value of the Fund reflects the value of the underlying contracts, which consist of changes in principal value, reinvested dividends and capital gains distributions, and approximate fair market value. The stated interest rates of the contracts vary and the average yield for the year ended December 31, 2005 was 4.4% after expenses.

The Plan’s investment in the T. Rowe Price Equity Index Trust (the Trust), a common trust fund, holds substantial investments in common stocks of companies that comprise the S&P Index. The returns from the investments vary and the average yield for the year ended December 31, 2005 was 5.01% after expenses.

5	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(g)	Benefits Paid to Participants and Beneficiaries

Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant’s Employer contribution account shall not exceed the participant’s vested balance therein.

(h)	Net Assets Transferred from Other Plans

On April 1, 2005 and October 3, 2005, the account balances of all participants in the SmartDM Admin Staff 401(k) Plan totaling $449,785 and Digital Impact Inc. plan totaling $6,162,821 were transferred to the Plan, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments in mutual funds, Acxiom Corporation common stock, and participant brokerage accounts are stated at fair value, based upon quoted market prices, except for participant notes receivable, which are stated at unpaid principal balance, which approximates fair value. Purchases and sales of securities and related income are recorded on a trade date basis. Investments in common collective trust are valued based on their net asset value as determined by the Trustee, based on the fair value of the underlying assets.

The Plan provides for investment in investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Payment of Benefits

Benefits are recorded when paid.

6	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(3)	Investments

		2005		2004
		Number of		Number of
		shares or		shares or
		units	Fair value	units	Fair value
**	Acxiom common stock	3,167,521	$72,852,982*	3,246,801	$85,390,879*
Participant brokerage accounts		1,167,548	1,167,548	866,875	866,875
Mutual funds:
**	T. Rowe Price Equity Income
	Fund	930,976	24,130,899*	884,421	23,516,751*
**	T. Rowe Price Balanced Fund	1,022,282	20,210,522*	969,011	19,089,526*
**	T. Rowe Price Growth Stock
	Fund	780,187	22,157,309*	777,127	20,725,990*
**	T. Rowe Price Small-Cap
	Value Fund	515,134	19,013,583*	453,771	16,190,559*
**	T. Rowe Price Mid-Cap
	Growth Fund	469,709	25,430,028*	391,127	19,509,410*
**	Other funds		55,169,846		38,913,652
	Total mutual funds		166,112,187		137,945,888
Common collective trust funds:
**	T. Rowe Price Stable Value
	Fund	17,813,028	17,813,028*	16,274,040	16,274,040*
**	T. Rowe Price Equity
	Index Trust	190,533	6,823,003	137,146	4,686,289
	Total common
		collective trust funds	24,636,031		20,960,329
**	Participant notes receivable
	(6.0% – 11.5%)		5,555,017		4,688,578
	Total investments		$270,323,765		$249,852,549
* Represents 5% or more of net assets available for benefits.
** All T. Rowe Price Funds are a party in interest. Other Funds consist of various investments
	including T. Rowe Price Funds in the amount of $35,655,685 for 2005 and $27,400,367 for 2004.
	Acxiom common stock and participant notes receivable are also related party transactions.

7	(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

During 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/depreciated in value as follows:

Acxiom common stock	$(10,565,457)
Common collective trust	314,301
Mutual funds	6,470,695
$(3,780,461)

(4)	Plan Administration

The Plan is administered by the Company. T. Rowe Price Trust Company (T. Rowe Price) is the recordkeeper and trustee of the Plan.

Certain fees for attorneys, accountants, and Plan administration have been paid by the Company during the year ended December 31, 2005. The Company may continue to pay these fees in the future, if it so chooses; otherwise, fees will be paid out of the trust of the Plan.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated July 21, 2003 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)	Related Party Transactions

Certain investments represent mutual funds managed by T. Rowe Price, the trustee. In addition, cash of $35,532 at December 31, 2005, is with T. Rowe Price. Accordingly, these transactions qualify as related party transactions. During 2005 and 2004, total fees paid to T. Rowe Price were $20,888 and $19,569, respectively. Other related party transactions involve the common stock of the Company and participant notes receivable.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their accounts, in which event the value of such accounts shall be distributed as provided in the Plan.

8

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower,						Current
lessor, or similar party		Description	Shares		Cost	value
*	Acxiom Corporation	Common stock	3,167,521	$	**	72,852,982
	Participant Brokerage Accounts	Tradelink Investments	1,167,548		**	1,167,548
*	T. Rowe Price	Mutual funds:
		PIMCO Total Return Admin.	120,290		**	1,263,049
		American Growth Fund
		of America	147,150		**	4,541,061
		Retirement Income Fund	6,637		**	82,702
		Retirement 2005 Fund	17,003		**	184,827
		Retirement 2010 Fund	42,498		**	619,200
		Retirement 2015 Fund	114,441		**	1,284,024
		Retirement 2020 Fund	87,064		**	1,360,803
		Retirement 2025 Fund	114,018		**	1,307,788
		Retirement 2030 Fund	106,833		**	1,761,670
		Retirement 2035 Fund	93,398		**	1,120,143
		Retirement 2040 Fund	80,985		**	1,341,929
		American Funds Europacific	256,571		**	10,545,064
		Growth
		J P Morgan Mid-Cap Value, A	135,953		**	3,164,988
		Growth Stock Fund	780,187		**	22,157,309
		New Horizons Fund	362,560		**	11,507,655
		Small-Cap Value Fund	515,134		**	19,013,583
		Mid-Cap Growth Fund	469,709		**	25,430,028
		Balanced Fund	1,022,282		**	20,210,522
		Equity Income Fund	930,976		**	24,130,899
		Spectrum Income Fund	632,117		**	7,452,663
		Spectrum Growth Fund	418,896		**	7,632,280
		Total mutual funds				166,112,187
		Common collective trust funds:
*	T. Rowe Price	Stable Value Fund	17,813,028		**	17,813,028
*	T. Rowe Price	Equity Index Trust	6,823,003		**	6,823,003
			Total common collective trust funds			24,636,031
*	Participant notes receivable, interest rates range from 6.0% – 11.5%
	and maturities of January 2006 to September 2015					5,555,017
		Total investments				$270,323,765
*	Indicates a party in interest to the Plan.
**	Not applicable – cost is omitted as investments are participant directed.
See accompanying independent registered public accounting firm report.

9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Acxiom Corporation

As Sponsor and Administrator of the

Acxiom Corporation Retirement Savings Plan

Date: June 29, 2006	By: /s/ Rodger S. Kline

Rodger S. Kline

Chief Financial and Administration Leader

10

Exhibit Index

Exhibit 23.1	Consent of KPMG LLP

11